FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Sale of stake in Hispasat

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

On January 10, 2013, a significant event was filed, reporting that Telefónica de Contenidos, S.A.U., a wholly-owned company by Telefónica, S.A.:

(i)	had transferred to Abertis Telecom, S.A. 23,343 shares of Hispasat, S.A. for a total price, in cash, of €68 million, and

(ii)	had signed a contract with Eutelsat Services & Beteiligungem, GmbH for the sale to this company of its remaining stake in Hispasat, S.A., subject to approval of foreign investment, in accordance with Royal Decree 664/1999, of April 23, on the Legal Regime of foreign investment (Régimen Jurídico de las Inversiones Exteriores);

After obtaining the aforementioned authorization of foreign investment, Telefónica de Contenidos, S.A.U., has transferred today its remaining stake in Hispasat, S.A. to Eutelsat Services & Beteiligungen, GmbH, that is, 19,359 shares of that company for a total price of €56 million, which have been received in cash.

The capital gain for both transactions will be €47 million (of which, €26 million correspond to the sale of the shares of Hispasat to Abertis Telecom, S.A., and have been already registered in the results for the year 2012).

Madrid, April 18, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 18th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors